Filed Pursuant to Rule 424(b)(3)
File No. 333-151827

PROSPECTUS SUPPLEMENT (DISCLOSURE REPORT NO. 3)
TO PROSPECTUS DATED JULY 30, 2009

LendingClub Corporation
Member Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated July 30, 2009, as previously supplemented (the Prospectus), and filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission, by

•	setting forth a change to the financial suitability standards required by the California Department of Corporations for potential investor members who reside in California. The change will be effective November 23, 2009.

The Prospectus (as supplemented by prior supplements) and this prospectus supplement relate to up to $600,000,000 in principal amount of Member Payment Dependent Notes (the Notes) to be issued by LendingClub Corporation (LendingClub). We will issue the Notes in series and each series will correspond to a single consumer loan originated through our platform to one of our borrower members. In the Prospectus (as supplemented by prior supplements) and this prospectus supplement, we refer to these consumer loans generally as “member loans.” The terms of the Notes are as set forth in the Prospectus (as supplemented by prior supplements).

You should read this prospectus supplement together with the Prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the Prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus (as supplemented by prior supplements), including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2009.

Revised Financial Suitability Requirements for California Residents.

Effective November 23, 2009, LendingClub’s financial suitability requirements for potential investor members residing in California have been reduced.

The new suitability requirements now limit our offering of Notes to persons:

(i)	with a gross annual income of at least $85,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $85,000, or

(ii)	with a minimum net worth (determined with the same exclusions) of at least $200,000, or

(iii)	investing no more than $2,500 through the LendingClub platform, if they do not meet either test in (i) or (ii).

In addition to the foregoing, a person cannot invest more than 10% of their net worth.

The above amends and restates the financial suitability requirements set forth in the Prospectus on page 5 under The Offering — Financial Suitability and on page 59 under About the Loan Platform – Financial Suitability Requirements.